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                                                                       EXHIBIT 8

LIST OF SUBSIDIARIES

NAME                                                COUNTRY           OWNERSHIP
----                                                -------           ---------
Tecnomatix Ltd.                                     Israel                  100%
Robcad Ltd.                                         Israel                  100%
Tecnomatix Technologies, Inc.                       U.S.                    100%
Tecnomatix Unicam, Inc.                             U.S.                    100%
Nihon Tecnomatix K.K.                               Japan                   100%
Zuken Tecnomatix K.K.                               Japan                    49%
Tecnomatix Technologies Gibraltar Ltd.              Gibraltar               100%
Tecnomatix Technologies Holding SA                  Luxembourg              100%
Tecnomatix Europe S.A.                              Belgium                 100%
Tecnomatix GmbH                                     Germany                 100%
Anysim Simulationssystem Systeme GmbH               Germany                 100%
Tecnomatix S.A.R.L.                                 France                  100%
Tecnomatix Technologies Espania SL                  Spain                   100%
Tecnomatix Technologies Italia S.r.l.               Italy                   100%
Tecnomatix Technologies Ltd.                        U.K.                    100%
Tecnomatix Technologies Sweden AB                   Sweden                  100%
Tecnomatix Machining Automation B.V.                The Netherlands         100%
Tecnomatix Unicam B.V.                              The Netherlands         100%
Tecnomatix Unicam GmbH                              Germany                 100%
Tecnomatix Unicam France S.A.                       France                  100%
Tecnomatix Unicam UK Ltd.                           U.K.                    100%
Tecnomatix Unicam (Singapore) Pte Ltd.              Singapore               100%
Tecnomatix Unicam Taiwan Co., Ltd.                  Taiwan                  100%
Tecnomatix Technologies (Shenzhen) Ltd.             China                   100%
Fabmaster China Limited*                            Hong-Kong               100%
View2Partner, Inc.*                                 U.S.                    100%
View2Partner Israel Company Ltd.*                   Israel                  100%

* Inactive subsidiary.